November 3, 2021

BY EDGAR

Howard Efron

Jennifer Monick

Austin Wood

James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TLGY Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed October 14, 2021

File No. 333-260242

Dear Mr. Efron, Ms. Monick, Mr. Wood and Mr. Lopez:

We set forth below the responses of TLGY Acquisition Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission in its letter dated November 1, 2021 with respect to the registration statement on Form S-1 (the “Registration Statement”) filed on October 14, 2021. Contemporaneously, we are filing the revised Registration Statement via Edgar (the “Amended S-1”).

The Company plans to price the deal in the week of November 8th, subject to market conditions. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable. To facilitate the Staff’s review, we have separately delivered to you four courtesy copies of the Amended S-1, marked to show changes to Registration Statement filed on October 14, 2021, and four copies of the submitted exhibit.

Form S-1

Cover Page

1.

We note your response to comment 1 and reissue the comment in part. Please revise the cover page to disclose whether the legal and operational risks associated with acquiring a company that does business in China could result in a material change in your or the target company’s post-combination operations. Also disclose how recent statements may impact the company’s ability to conduct its business and accept foreign investments. Additionally, please expand the disclosure to provide a description of how cash is currently transferred through your organization and how it will be transferred on a post-combination basis. Please also include a statement on the cover page indicating whether any transfers, dividends, or distributions have been made to date.

Response: The Company respectfully submits that, after due consideration, it has decided not to initiate a business combination with any entity with principal business operations in China. As a result, the Company has revised the disclosure on the prospectus cover page, and pages 4, 9, 12, 44, 55, 101, 106 and 108 of the Amended S-1 to prominently include this statement.

The Company has also removed relevant disclosure on the prospectus cover page and pages 13-16, 42, 43, and 83-94 of the Registration Statement to reflect the Company’s decision of not initiating a business combination with any entity with principal business operations in China.

Summary, page 2

2.	We note your disclosures within the Risk Factors section concerning the structure of VIE companies. Please revise the Summary to include the disclosure requested in comment 2.

Response: Please refer to the Company’s response to comment 1 above.

3.

We note your revised disclosure and response to comment 3. As previously requested, please disclose that changes to rules and regulations in China can occur quickly with little advance notice, and include cross-references here to the more detailed discussion of risk factors related to being based in or acquiring a company in China.

Response: Please refer to the Company’s response to comment 1 above.

4.

We note your revised disclosure in response to comment 4. Please expand your Summary disclosure and in the related risk factors as appropriate, to disclose the potential consequences of operating, conducting an offering, issuing shares to foreign investors, and performing an initial business combination with a China-based target company, if permissions are required but not obtained, are obtained but later rescinded, or become required in the future.

Response: Please refer to the Company’s response to comment 1 above.

5.

We note your response to comment 5 and revised disclosure on pages 13 and 14 briefly mentioning VIE structures, discussing PRC limitations and referring the reader to Risk Factors. Please revise as requested to clearly describe how cash will be transferred through the post-combination organization and to U.S. investors if you use a VIE structure.

Response: Please refer to the Company’s response to comment 1 above.

6.

We note your revised disclosure on pages 15 and 16 in response to comment 6. Please revise to disclose that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or fully investigate your auditor or the auditor of a company you may target for an initial business combination for a period of three consecutive years. Also disclose that in June 2021, the Senate passed the bill known as the Accelerating Holding Foreign Companies Accountable Act, which would reduce this time period from three years to two years. Finally, please provide consistent disclosure on page 94 or where appropriate in Risk Factors.

Response: Please refer to the Company’s response to comment 1 above.

Risk Factors, page 46

7.

We note your amended disclosure on pages 88 and 89 highlighting the risk that the Chinese government may intervene or influence your operations at any time, potentially resulting in a material change to your operations and/or the value of your ordinary shares that could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. Please revise your amended disclosure to disclose the risk that any such action by the Chinese government could cause the value of such securities to significantly decline or become worthless.

Response: Please refer to the Company’s response to comment 1 above.

8.

We note your response to comment 9 and revised disclosure on pages 86 and 87. Your disclosure suggests that risks associated with the CAC would only impact the process of searching for a target company and/or your business on a post-combination basis if you are involved with a company with more than one million users’ personal information. Please revise to clarify the extent to which such risks exist if the target company you search for and/or your business on a post-combination basis has fewer than one million users’ personal information.

Response: Please refer to the Company’s response to comment 1 above.

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We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2704.

Very truly yours,

/s/ Jin-Goon Kim
Name:	Jin-Goon Kim
Title:	Chairman and Chief Executive Officer

cc:	Adam J. Brenneman

Zizhen Chen

Cleary Gottlieb Steen & Hamilton LLP

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